Exhibit 99.1

Renren Announces Resignation of Acting CFO and Appointment of Interim CFO

BEIJING, China, July 31, 2015 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced that its Acting Chief Financial Officer, Mr. Ashley Law Kwok Wai, is resigning from his position at the Company to pursue another career opportunity, effective July 31, 2015.

“We thank Ashley for his significant contribution to the Company since he joined in November 2012. We wish him the best in his next venture,” said Renren's Chairman and Chief Executive Officer, Mr. Joseph Chen.

The Company intends to appoint a new CFO candidate in due course. In the meantime, James Jian Liu, Renren's Chief Operating Officer, will serve as the interim CFO.

The Company noted that there were no disagreements between Mr. Law and the Company and that his departure is not related to the Company's operations, policies, practices or any issues regarding the Company's accounting policies and practices.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren's businesses primarily include the main social networking website renren.com and the game operating platform Renren Games. Renren.com had approximately 225 million activated users as of March 31, 2015. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com